Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Kent Ferguson as new Senior Vice President of Strategy, Sustainability and Corporate Development

Calgary, Alberta (December 7, 2023) – Suncor (TSX: SU) (NYSE: SU) announced today that Kent Ferguson will be joining the company in January 2024 as Senior Vice President, Strategy, Sustainability and Corporate Development, reporting directly to Rich Kruger, President and CEO. The appointment of Kent concludes the reconfiguration of Suncor’s executive leadership team.

Kent brings over 25 years of energy industry experience to the role, including an extensive understanding of the Canadian market. Throughout his career at RBC, Kent has had a variety of roles leading global and energy market activities. His most recent position was the Managing Director and Co-Head of Global Energy at RBC Capital Markets. While with RBC, Kent served as a driving force on a number of key initiatives including Indigenous finance, climate change, emissions, energy policy, sustainable finance, environmental markets, energy transition, as well as diversity and inclusion.

“Kent will be an outstanding addition to our executive leadership team,” says Rich Kruger. “His expertise in strategy development and assessing shareholder value will be an excellent addition to the company’s senior executive capabilities. He is well prepared to integrate our business planning, development, sustainability, and commercial functions to drive our organization’s strategy into the future.”

Kent is a CFA, charter holder, CFA Institute and holds a Bachelor of Commerce degree from the University of Saskatchewan.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

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